The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

October 23, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

REVISION OF PROJECTIONS FOR BUSINESS RESULTS FOR THE 1ST HALF OF FY 3/04

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

October 20, 2003

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Code No: 8309
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo

Revision of Projections for Business Results for the 1st Half of FY3/04

Mitsui Trust Holdings, Inc. ("MTH") hereby announces the following revision of projections for business results for the 1st Half of FY3/04 (April 1, 2003 to March 31, 2004), which was previously announced on May 26, 2003.

1. Revision of Consolidated Business Results: Projection for the 1st Half of FY3/04

(Unit: Yen billion)

	Previously announced projection (A)	Revised projection (B)	Change (B) - (A)	Change rate %
Recurring profit	55.0	50.0	(5.0)	(9.0%)
Interim net income	30.0	20.0	(10.0)	(33.3%)

[Reasons for revision]

We have revised down our projection for recurring profit, primarily due to our preventive increase of reserves for possible loan losses of some "large borrowers" of our subsidiary, The Chuo Mitsui Trust & Banking Co., Ltd. ("CMTB").

Also, we have revised down our projection for interim net income, primarily due to the reduction of deferred tax assets ("DTA"), from the viewpoint of conservative booking of DTA.

There will be no change in non-consolidated business results projection from the previous projection.

2. Projection of Business Results for FY3/04

Projection of business results for FY3/04 will be published at the announcement of Business Results of the 1st Half of FY3/04, scheduled in late November 2003.

[For inquiries concerning this matter]

Omata, Koichi
Deputy General Manager
Corporate Planning Department
Phone: 81-3-5232-8642

(For your reference)

1. Summary of projected business results of the subsidiary banks (Combined totals of The Chuo Mitsui Trust & Banking Co., Ltd. ("CMTB") and Mitsui Asset Trust & Banking Co., Ltd. ("MATB"))

<Approximate figures, preliminary basis>

(Unit: Yen billion)

	Combined totals of CMTB and MATB		
	Previously announced projection (A)	Revised projection (B)	Change (B) - (A)
Pre-provision profit *1	90.0	77.0	(13.0)
Net operating profit	78.0	74.0	(4.0)
Recurring profit	55.0	74.0	19.0
Interim net income	30.0	53.0	23.0
Credit costs (minus) *2	26.0	32.0	6.0

*1. Effective net operating profit: Net operating profit before trust account credit costs and before transfer to the general reserve

*2. Includes combined totals of Banking account and Trust account and transfer to the general reserve

□Pre-provision profit is estimated to fall below previously announced projection, primarily due to decrease in interest income of CMTB, affected by decline of interest rate, and others

□Recurring profit and interim net income are estimated to top previously announced projection, primarily due to improvement in net profit related to stockholdings, etc.*3, supported by recovery of stock market

*3. Includes gain worth ¥27.8 billion on invest-in-kind related to establishment of a stock management and administration subsidiary, CMTB Equity Investments Company, Ltd.

2. Unrealized gain / loss on securities (MTH, consolidated)

< Approximate figures, preliminary basis>

(Unit: billion yen)

	End of March, 2003 (A)	End of September, 2003 (B)	Change (B) - (A)
Available-for-sale securities (after devaluation) *4	(144.8)	(87.0)	57.8
Stocks	(155.1)	12.0	167.1
Bonds, others	10.3	(99.0)	(109.3)

*4. Estimated amount of devaluation at the end of September 2003 is approximately ¥(1) billion

3. Reduction in amount of stockholdings (MTH, consolidated)

As a result of continued effort of sales of stockholdings, the sales amount is estimated to be approximately ¥210 billion (acquisition cost basis) during the 1st Half of FY3/04, an increase of approximately ¥10 billion from initial projection of ¥200 billion.

4. Disclosure of Non-Performing Assets Based on the Financial Revitalization Law (Combined totals of Banking account and Trust account) (CMTB, non-consolidated)

< Approximate figures, preliminary basis>

(Unit: Yen billion)

	End of March, 2003 (A)	End of September, 2003 (B)	Change (B) - (A)
Bankruptcy and Virtual Bankruptcy	77.9	77.0	(0.9)
High Risk	213.8	210.0	(3.8)
Close Observation	410.6	370.0	(40.6)
Total	702.3	657.0	(45.3)

(Reference)

Other Special Mention	984.0	830.0	(154.0)

5. Estimate of the capital adequacy ratio at the end of September 2003

< Projection>

	End of September, 2003 Projection	End of March, 2003 Actual
MTH (consolidated basis)	Around 9%	7.50%
CMTB (non-consolidated basis)	Mid 8%	6.71%
MATB (non-consolidated basis)	Around 100%	102.28%

[For inquiries concerning this matter]

Omata, Koichi
Deputy General Manager
Corporate Planning Department
Phone: 81-3-5232-8642